NO ACT

PE
12-30-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013703

January 26, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-26-10

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: CIGNA Corporation
Incoming letter dated December 30, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 30, 2009 concerning the shareholder proposal submitted to CIGNA by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 25, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

January 26, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CIGNA Corporation
Incoming letter dated December 30, 2009

The proposal relates to prohibiting CEOs of public companies from serving on the compensation committee of the board.

There appears to be some basis for your view that CIGNA may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of CIGNA's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CIGNA omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CIGNA relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 25, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CIGNA Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of CIGNA Corporation ("CIGNA" or the "Company"), by letter dated December 30, 2009, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to CIGNA urges:

> that the Board of Directors ("Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

CIGNA's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. The Company

(1) wrongly claims that Proponent has failed to prove that it has continuously owned the requisite number of shares of the Company for a period of one year prior to the date on which Proponent filed its Proposal in violation of Rule 14a-8(b); and

(2) despite the clear and unambiguous wording of the Proposal, as well as the fact that the Proposal specifically provides the Board with an opportunity to cure any eventuality that might arise related to its implementation, CIGNA argues that the Proposal is in violation of Rule 14a-8(i)(6) because CIGNA lacks the power and the authority to implement the Proposal.

II. Proponent's proof of ownership meets the requirements of Rule 14a-8(b).

Immediately upon receipt of the Company's November 30, 2009 letter requesting proof of ownership of its shares of the Company's stock, Proponent instructed the custodian of its shares, AmalgaTrust, to send the requested information to the Company. AmalgaTrust wrote to the Company on December 1, 2009, stating that it did, indeed, hold the requisite number of shares of the Company's stock "continuously for over one year" and continued to hold the shares on Proponent's behalf. The AmalgaTrust December Letter is Attachment "A."

Rather than contact Proponent upon receipt of the AlmagaTrust December Letter, however, the Company chose instead to wait until December 30, 2009, when it filed its Request for a Letter of No-Action.

Once again responding to the Company, Proponent acted promptly to provide the Company with yet another letter from AmalgaTrust, stating that Proponent did, indeed, own the requisite number of shares of the Company's stock. The AmalgaTrust January Letter is Attachment "B."

The Company, however, argues that Proponent violated Rule 14a-8(b) because, in the December AmalgaTrust letter, instead of stating the date the Proposal was filed (November 17, 2009), the December AmalgaTrust letter used the phrase "continuously for over one year" to define the period during which Proponent has held the Company's shares. Proponent submits that any reasonable person would know that the phrase "for over one year" encompasses the thirteen days preceding the December 1, 2009 date of the AmalgaTrust letter.

Indeed, the Company's letter requesting a Letter of No-Action from the Commission deliberately ignores the fact that the December AmalgaTrust letter specified that Proponent had held the shares of its stock "continuously for over one year." The Company's letter states:

> Specifically, the Proponent's Response [the AmalgaTrust Letter of December 1, 2009] demonstrates only that the Proponent has continuously held 206 Company shares from December 1, 2008 to December 1, 2009, the date of the letter from AmalgaTrust, However, this is insufficient to demonstrate the Proponent's continuous ownership of the requisite number of Company shares for one year as of November 18 (sic), 2009 the date the proponent submitted the proposal to the Company.[1]

---

[1] The Company incorrectly states the date of the Proponent's Proposal. The correct date is November 17, 2009.

Staff Legal Bulletin 14 puts this matter into proper perspective when it states that, when questioned as to matters of ownership, a proponent "can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal." A review of the AmalgaTrust letter of December 1, 2009 would conclude that the letter meets that standard.[2]

The Company cites the following portion of Staff Legal Bulletin 14:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal? No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Company wrongly argues that the AmalgaTrust letter of December 1, 2009 is the sort of letter described in Staff Legal Bulletin 14. A careful reading of the December AmalgaTrust letter, however, makes it clear that the phrase, "over one year," in connection with the date of the letter, is dispositive. A reasonable person would conclude that the phrase "over one year" includes requisite holding period from November 17, 2008-December 1, 2009.

Finally, unlike the instant Proposal, each of the Staff decisions cited by the Company involved proposals where the proofs of ownership could not be reasonably construed to include Rule 14a-8(b)'s required one-year holding period from the date the proposals were filed.

III. The Proposal is not in violation of Rule 14a-8(i)(6) because it is clear and unambiguous, and provides the Board with ample opportunity to cure any eventuality that might arise, were it to be implemented.

CIGNA argues that the Proposal is excludable because the Company lacks the power and the authority to implement a requirement that:

> any current or former chief executive officers of public companies [be prohibited] from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

CIGNA's argument is grounded upon (1) the false premise that the Proposal can only be implemented by excluding all candidates for election to its Board of Directors who happen to be CEOs or former CEOs and; (2) the erroneous claim that the Proposal leaves the Board with no opportunity to cure a situation in which a sitting member of the Compensation Committee becomes a CEO.

---

[2] AmalgatTust sent an additional letter (attached) to the Company on January 13, 2010, clarifying that the Proponent has held its shares of the Company's stock since the date the Proposal was filed on November 17, 2009.

Staff Legal Bulletin 14C (June 28, 2005) specifically rejects the notion that boards of directors lack the power and authority to ensure the election of independent directors:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times (emphasis added).

The Proposal would neither bar the election of CEOs or former CEOs to CIGNA's Board of Directors, nor would it deprive the Board with an opportunity to cure a situation in which a member of the Compensation Committee became a CEO during his or her term of service. The Proposal would simply prohibit someone who is presently a CEO or a former CEO of a public company from becoming a member of the Compensation Committee. Nothing would prohibit a current or former CEO of a public company from being elected to CIGNA's Board of Directors. Once elected, a current or former CEO would only be prohibited from serving on the Board's Compensation Committee. Were a member of the Compensation Committee to become a CEO, that director would continue to serve out his or her term on the Committee because the Proposal provides that it "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

The plain language of the Proposal means that any CIGNA director who is a member of the Compensation Committee, and who is a CEO, or a former CEO when the Proposal becomes effective, would continue to serve on the Compensation Committee. The Proposal would also permit the Board to cure the situation in which a sitting member of the Compensation Committee, who is not a CEO, becomes a CEO. In this situation, the affected director would have been "previously elected." The affected director would continue to serve out the remainder of his or her term as a member of the Compensation Committee.

The Proposal, therefore, provides the Board with the ability to cure any eventuality that might arise in its implementation.

CIGNA cites several decisions of the Staff in support of its request to exclude the Proposal. Upon review, each is inapposite, because each proposal in the decisions cited, unlike the Proposal before CIGNA, failed to provide the board with an opportunity to cure the situation in which a director was no longer independent.

Clear Channel Communications, Inc., 2005 SEC No-Act. LEXIS 98 (January 23, 2005), is instructive, because it clearly stated that:

> it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and *the proposal does not provide the board with an opportunity or mechanism to cure* such a

> violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). (Emphasis added)

Unlike the Proposal before CIGNA, there was no provision in *Clear Channel Communications, Inc.* that would permit the Board to cure a situation in which a director lost his or her independence. The Proposal before CIGNA provides a cure, namely, that a director serving on the Compensation Committee who might become a CEO would continue to serve out his or her term on the Committee.

CIGNA cites *NSTAR*, 2007 SEC No-Act. LEXIS 688 (December 19, 2007), which also involved a proposal that failed to provide for an opportunity to cure its requirements that the:

> Chairman (woman) shall be an outside trustee and shall not live nearer than fifty (50) miles from where the NSTAR chief executive officer is domiciled and may not have been an employee of NSTAR, although maybe a shareholder of NSTAR in accordance with rules NSTAR may have concerning stockownership of NSTAR Trustees upon their commencing service to NSTAR Board members.

The Proposal before CIGNA, however, clearly provides the Board with ample opportunity to cure any eventuality that might arise, were a member of the Compensation Committee to become a CEO while serving on the Committee.

CIGNA also cites *General Electric Company,* 2006 SEC No-Act. LEXIS 25 (January 10, 2006), yet that decision *denied* GE's request, citing both Rules 14a-8(i)(3) and14a-8(i)(6) to exclude a proposal that would "require that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities."

In the instant case, Proponent has drafted a precatory Proposal and has provided the Board with the opportunity to cure any contingency that might arise in its implementation: "The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors."

IV. Conclusion

CIGNA has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The letter submitted by the custodian of Proponent's shares contains language that a reasonable person would conclude to encompass the required one-year holding period specified by Rule 14a-8(b).

The Proposal is clear and it provides the Board of Directors with the ability to cure any situation that might arise in its implementation. The Proposal may not be excluded under Rule 14a-8(i)(6).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov** and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachments

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
Lindsay Blackwood, Senior Counsel, CIGNA Corporation

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



ATTACHMENT "A"

December 1, 2009

Sent by FAX and UPS Next Day Air

Ms. Nicole S. Jones, Corporate Secretary
and Deputy General Counsel
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550

Dear Ms. Jones:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 206 shares of common stock (the "Shares") of CIGNA Corporation beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account ***FISMA & OMB Memorandum M-07-16***. The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8550-253

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

ATTACHMENT "B"

January 13, 2010

Sent by FAX and UPS Next Day Air

Ms. Nicole S. Jones, Corporate Secretary
and Deputy General Counsel
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550

Dear Ms. Jones:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 206 shares of common stock (the "Shares") of CIGNA Corporation beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account OMB Memorandum M-07-16 The AFL-CIO Reserve Fund has held the Shares continuously for over one year as of the date of the proposal dated November 17, 2009 and continues to hold the Shares as of the date of this letter.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 30, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 17212-00066

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *CIGNA Corporation*
Shareholder Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, CIGNA Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with

respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Resolved: The shareholders of CIGNA Corporation (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current chief executive officers ("CEOs") of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

A copy of the Proposal is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company in a letter dated November 17, 2009, which was received by the Company via facsimile on November 18, 2009. The Company also received a hard copy of the Proposal via United Parcel Service ("UPS") Next Day Air on November 19, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not provide evidence with the Proposal to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company sent via UPS a letter on November 30, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares as of the date the Proposal was submitted, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

UPS records confirm delivery of the Deficiency Notice to the Proponent at 10:19 a.m. on December 1, 2009. *See* Exhibit C.

The Company received a response to the Deficiency Notice in the form of a letter from AmalgaTrust, dated December 1, 2009, which stated that the Proponent "[has] 206 shares of common stock" of the Company and that the shares had been held "continuously for over one year" (the "Proponent's Response"). A copy of the Proponent's Response is attached hereto as Exhibit D.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not

the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

The Proponent's Response was insufficient to substantiate eligibility to submit a proposal under Rule 14a-8(b). Specifically, the Proponent's Response demonstrates only that the Proponent has continuously held 206 Company shares from December 1, 2008 to December 1, 2009, the date of the letter from AmalgaTrust. However, this is insufficient to demonstrate the Proponent's continuous ownership of the requisite number of Company shares for one year as of November 18, 2009, the date the Proponent submitted the Proposal to the Company.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail.

Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). Moreover, the Staff has concurred with the exclusion of a shareholder proposal where all of the proponents in a group of proponents failed to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., IDACORP, Inc.* (avail. Mar. 5, 2008); *Qwest Communications International, Inc.* (avail. Feb. 29, 2008); *PG&E Corp.* (avail. Feb. 18, 2003) (in each case, concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponents appear to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

As discussed above, SLB 14 places the burden of proving the ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." In addition, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See General Electric Co.* (avail. Jan. 9, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 10, 2008 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 7, 2008); *International Business Machines Corp.* (avail. Dec. 7, 2007) (concurring with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company); *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of

the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that it continuously owned the requisite number of Company shares for the one-year period prior to the date it submitted the Proposal, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proposal and supporting statements express a concern with potential conflicts of interests of certain persons who serve on compensation committees and the Proposal in essence seeks to establish an additional independence requirement by requesting that the Company's Board of Directors adopt a policy prohibiting any current chief executive officers of public companies from serving on the compensation committee of the Board of Directors. We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that each member of the People Resources Committee (the "PRC"), the committee of the Board that performs the functions typically performed by a compensation committee, will not be a chief executive officer of a public company while serving as a member of the PRC and, in fact, the PRC currently has two members who serve as chief executive officers of public companies. The Company cannot ensure that sufficient numbers of directors who are not chief executive officers of public companies will be willing to serve on the PRC and abstain from becoming a chief executive officer of a public company at all times while serving on the PRC. Further, while the Proposal specifies that this policy should be implemented so as not to affect the unexpired terms of previously elected directors, it requires that the members of the PRC not be a chief executive officer of a public company at any time and does not provide the Board of Directors with an opportunity or mechanism to remedy any violations of the standard set forth in the Proposal (*i.e.*, violations that automatically occur in light of the fact that current PRC members are chief executive officers of public companies and in the event a member of the PRC becomes a chief executive officer of a public company).

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") the Staff provided guidance on the application of Rule 14a-8(i)(6) to shareholder proposals seeking to impose independence standards for directors. The Staff noted, in part:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

Consistent with this position, the Staff has concurred on numerous occasions that proposals requesting that amendments be made to a company's bylaws (or corporate governance policy) to provide that the chairman of a board of directors must be an independent director are excludable under Rule 14a-8(i)(6) where they do not allow for exceptions to the independence standard or contemplate a method for curing violations of the independence standard. *See, e.g., Verizon Communications* (avail. Feb. 8, 2007); *E.I. du Pont de Nemours and Co.* (avail. Feb. 7, 2007); *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005); *Exxon Mobil Corp.* (avail. Mar. 13, 2005); *Ford Motor Co.* (avail. Feb. 27, 2005); *Intel Corp.* (avail. Feb. 7, 2005); *LSB Bancshares, Inc.* (avail. Feb. 7, 2005); *General Electric Co.* (avail. Jan. 14, 2005). *See also NSTAR* (avail. Dec. 19, 2007) (concurring that a proposal was excludable under Rule 14a-8(i)(6) where the company argued that it could not ensure compliance with a proposal requesting that the chairman be independent and also not reside within 50 miles of the company's chief executive officer).

Further, the Staff has concurred that proposals extending independence requirements to directors other than the chairman of a board of directors, and to committees of a board of directors, are excludable under Rule 14a-8(i)(6) where no exception language is included and a curative mechanism is not present. For example, in *Clear Channel Communications, Inc.* (avail. Jan. 23, 2005), the Staff concurred that a proposal requesting that a policy be established requiring that the compensation committee be composed entirely of independent directors was excludable under Rule 14a-8(i)(6), noting "[a]s it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement." Similarly, in *First Hartford Corp.* (avail. Oct. 15, 2007), the company argued that it could exclude under Rule 14a-8(i)(6) a proposal that would amend the company's bylaws to require that, at all times, a majority of the board of directors, and of any committees, shall be independent directors. The company, citing

SLB 14C, argued that it was not within the company's power to ensure that the status of an independent director would never change in a manner that affects the director's independence when the proposal does not provide the company an ability to cure such a failure, and the Staff concurred that the proposal was excludable under Rule 14a-8(i)(6).

Just as in the numerous shareholder proposals noted above, wherein the Staff concurred that a board of directors does not have the power to ensure that the chairman of the board remains an independent director at all times, and just as in *Clear Channel Communications, Inc.* and *First Hartford Corp.*, wherein the Staff concurred that a board of directors does not have the power to ensure that each member or a majority of the members of a committee retains his or her independence at all times, the Company cannot ensure that members of its PRC are not appointed as chief executive officers of public companies. Just as a company cannot ensure that a director will not take some action that will impair his or her independence, the Company cannot ensure that each member of the PRC will not be named a chief executive officer (in fact, being named a chief executive officer of a significant customer or supplier is one way that a director could cease to be independent). And, since the Proposal does not provide the Board of Directors with an opportunity or mechanism to cure a violation in the event that a member of the PRC is appointed as the chief executive officer of a public company, the Proposal is beyond the power of the Board of Directors to implement and thus is excludable under Rule 14a-8(i)(6).

The Proposal differs significantly from the proposals cited by the Staff in SLB 14C as not excludable under Rule 14a-8(i)(6) as it does not contain any exception language (see bolded language below). *See, e.g.*, *Merck & Co.* (avail. Dec. 29, 2004) (Staff denied no-action relief in respect of a proposal requesting that the board of directors establish a policy of separating the positions of chairman and chief executive officer, "**whenever possible,**" so that an independent director serves as chairman); *The Walt Disney Co.* (avail. Nov. 24, 2004) (Staff denied no-action relief in respect of a proposal urging the board of directors to amend its corporate governance guidelines to set a policy that the chairman of the board be an independent member, "**except in rare and explicitly spelled out, extraordinary circumstances**"). *See also Bristol-Myers Squibb Co.* (avail. Feb. 7, 2005) (Staff denied no-action relief in respect of a proposal which requested only that the board establish "a policy of, **whenever possible**, separating the roles of chairman and chief executive officer"). In each of *Merck & Co.*, *The Walt Disney Co.* and *Bristol-Myers Squibb Co.*, the proposals did not require a director to maintain independence at all times. Consistent with SLB 14C, since any loss of independence would not result in an automatic violation of the standard in the proposal, the Staff did not permit the company to exclude the proposal under Rule 14a-8(i)(6). The Proposal is distinguishable from the foregoing letters as no such qualifying language is included in the Proposal.

Further, the Proposal also differs significantly from other director independence proposals that the Staff has determined are not excludable under Rule 14a-8(i)(6), because not only does it not provide for any exceptions to the standard set forth in the Proposal, but it also does not provide an opportunity or mechanism to remedy any violations of such standard. *See,*

e.g., *Parker Hannifin Corp.* (avail. Aug. 31, 2009) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal specified that, in the event a chairman of the board who was independent at the time he or she was selected is no longer independent, the board shall select a new chairman who satisfies the requirements of the proposal within 60 days); *Allegheny Energy, Inc.* (avail. Feb. 7, 2006) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal stated that "[t]his proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted"); *Burlington Northern Santa Fe Corp.* (avail. Jan. 30, 3006) (same); *Newmont Mining Corp.* (avail. Jan. 13, 2006) (same); *General Electric Co.* (avail. Jan. 10, 2006) (same). While the Proposal specifies that this policy should be implemented so as not to affect the unexpired terms of previously elected directors, this does not operate as a curative mechanism because this language addresses a director's term of office on the Board of Directors, not his or her service on the PRC. In this regard, two members of the PRC are currently chief executive officers of public companies and, in addition, other members of the PRC may be appointed as chief executive officers of public companies in the future. In each instance, an automatic violation of the standard in the Proposal would occur because the Proposal provides no opportunity or mechanism to remedy any violations of its standard—it simply states that no member of the PRC may be a chief executive officer of a public company at any time. Just as the Company could not control or ensure the continued independence of any of its directors, the Company cannot control and ensure that no member of its PRC is ever appointed as the chief executive officer of a public company.

As noted, the Proposal requests that the Company's Board of Directors adopt a policy "prohibiting any current chief executive officers . . . of public companies from serving on the Board's Compensation Committee," and the Proposal does not allow for any exception to this standard, nor does it provide an opportunity or mechanism to remedy any violations of this standard. Thus, the Proposal is similar to the proposals excluded under Rule 14a-8(i)(6) in *Clear Channel Communications*, *First Hartford Corp.*, *Verizon Communications*, *E.I. du Pont de Nemours and Co.*, *Allied Waste Industries, Inc.*, *Exxon Mobil Corp.*, *Ford Motor Co.*, *Intel Corp.*, *LSB Bancshares, Inc.*, *General Electric Co. and NSTAR*, each of which is addressed above. Accordingly, for the reasons set forth above, we believe that the Company may exclude the Proposal under Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lindsay Blackwood, the Company's Senior Counsel, at (215) 761-1028.

Sincerely,



Ronald O. Mueller

ROM/dpp
Enclosures

cc: Lindsay Blackwood, CIGNA Corporation
Daniel F. Pedrotty/Vineeta Anand, AFL-CIO Reserve Fund

100780341_9.DOC

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2009

Sent by FAX and UPS Next Day Air

Ms. Nicole S. Jones, Corporate Secretary
and Deputy General Counsel
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550

Dear Ms. Jones:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of CIGNA Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 206 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Resolved: The shareholders of CIGNA Corporation (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current chief executive officers ("CEOs") of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Supporting Statement

It is a well-established tenet of corporate governance that a compensation committee must be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the Compensation Committee because of their potential conflicts of interest in setting the compensation of peers.

We believe that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives. In our view, those who benefit from stock option plans will view them as an efficient form of compensation; those who receive generous "golden parachutes" will regard them as a key element of a compensation package. Consequently, we are concerned that the inclusion of CEOs on the Compensation Committee may result in more generous pay packages for senior executives than that necessary to attract and retain talent. Our concern is most acute at companies where the chairman of the Board is also the CEO.

In their 2004 book "*Pay Without Performance*," law professors Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

"There are still plenty of CEOs who sit on compensation committees at other companies," said Carol Bowie, a corporate governance expert at RiskMetrics Group. "They don't have an interest in seeing CEO pay go down." *(Crain's Chicago Business, May 26, 2008.)*

Executive compensation expert Graef Crystal concurs. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee." *(Bloomberg News column, June 22, 2009.)*

Moreover, CEOs "indirectly benefit from one another's pay increases because compensation packages are often based on surveys detailing what their peers are earning." *(The New York Times, May 24, 2006.)*

Cigna Chairman and CEO H. Edward Hanway received total compensation of $12.2 million in 2008, despite what we believe to be the Company's poor performance both in absolute terms and relative to peers. Two of the directors on the People Resources Committee are CEOs at other public companies.

We urge you to vote FOR this proposal.

C- CAP
LKB


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 18, 2009

To: Nicole S. Jones, Corporate Secretary
and Deputy General Counsel
CIGNA Corporation

Fax: 215-761-2824

From: Daniel Pedrotty

Pages: _3_ (including cover page)

Attached is our shareholder proposal for the 2010 annual meeting.

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992

Exhibit B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

sreilly@gibsondunn.com

November 30, 2009

Direct Dial
(202) 887-3675
Fax No.
(202) 530-4214

Client No.
C 17212-00067

VIA FACSIMILE
Daniel Pedrotty
815 Sixteenth Street, NW
Washington, DC 20006

Dear Mr. Pedrotty:

I am writing on behalf of CIGNA Corporation (the "Company"), which received on November 18, 2009 a shareholder proposal submitted on behalf of the AFL-CIO Reserve Fund (the "Proponent") for consideration at the Company's 2010 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, as of the date of this letter, we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of Company shares as of the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Lindsay Blackwood, Senior Counsel, CIGNA Corporation, 2 Liberty Place, 1601 Chestnut St., Philadelphia, PA 19192-1550. Alternatively, you may send your response to Ms. Blackwood via facsimile at (215) 761-5518. If you have any questions with respect to the foregoing, please feel free to contact me at (202) 887-3675.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Susan M. Reilly

Enclosures

cc: Lindsay Blackwood, CIGNA Corporation

100768776_1.DOC

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

    3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

    1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

    2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

    1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit D

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

December 1, 2009

Sent by FAX and UPS Next Day Air

Ms. Nicole S. Jones, Corporate Secretary
and Deputy General Counsel
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, Pennsylvania 19192-1550

Dear Ms. Jones:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 206 shares of common stock (the "Shares") of CIGNA Corporation beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment